Delisting Determination,The Nasdaq Stock Market, LLC,
August 22, 2008, Shoe Pavilion, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Shoe Pavilion, Inc. (the
Company), effective at the opening of the trading session on September 2, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f), and IM-4300. The Company was notified of the Staffs determination on July 17, 2008. The Company did not appeal the Staff determination to the Hearings
Panel, and the Staff determination to delist the Company became final on July 28, 2008.